February 22, 2012

Raquel Howard

Staff Accountant

Office of Beverages, Apparel and

Mining

Melissa Rocha

Accounting Branch Chief

United States

Securities and Exchange Commission

Washington, D.C.   20549

Re:

Convenientcast, Inc.

Item 4.01 Form 8-K

Filed January 13, 2012

File No. 001-32032

Dear Ms. Howard,

Please find below the Company’s responses to your comment letter of January 19, 2012.

Form 8-K filed January 13, 2012

1. Please amend your Form 8-K to include the required letter from your former auditor.

The registrant has requested that Child, Van Wagoner and Bradshaw, PLLC furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements but such letter has not yet been recieved.   This 8K will be amended to include the letter upon its receipt.

2. Please provide disclosures to state whether, during your two most recent fiscal years and any subsequent interim period prior to the dismissal of Child, Van Wagoner and Bradshaw, PLLC, there were any reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

Disclosure added.

The Company hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marco Moran

Marco Moran, President

Convenientcast, Inc.